No Act

P.E. 12/22/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Received SEC

FEB 10 2012

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

12025256

February 10, 2012

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Re: Mattel, Inc.
Incoming letter dated December 22, 2011

Dear Ms. Ising:

This is in response to your letter dated December 22, 2011 concerning the shareholder proposal submitted to Mattel by Marie-Claude Hessler-Grisel. We also have received a letter from the proponent dated December 30, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Marie-Claude Hessler-Grisel
*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Mattel, Inc.
Incoming letter dated December 22, 2011

The proposal requests that the board take the necessary steps to require that its suppliers publish annually an independently verifiable report about compliance with the ICTI Code of Business Practices.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(7), as relating to Mattel's ordinary business operations. In this regard, we note that the proposal calls for Mattel to require that its suppliers publish a report about their compliance with the ICTI Code of Business Practices. We note your view that the ITCI Code "has a broad scope that covers several topics that relate to the Company's ordinary business operations and are not significant policy issues." Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Mattel relies.

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2011

Sent via E-mail : shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re : Mattel, Inc. Stockholder Proposal

Ladies and Gentlemen,

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, I am e-mailing you my response to Mattel's arguments regarding the omission of my Proposal from the 2012 Proxy Materials. I am also e-mailing my response to Gibson, Dunn & Crutcher LLP, representing Mattel, Inc., and to Mr Robert Normile, Executive Vice-President, Chief Legal Officer and Secretary of Mattel, Inc.

Mattel believes it can omit the Proposal pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(12)(ii).

The arguments below show that Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(12)(ii) do not allow Mattel to omit my Proposal from its 2012 Proxy Materials for the 2012 Annual Meeting. Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel omits the inclusion of the Proposal in its Proxy Materials for the 2012 Annual Meeting.

1. **Rule 14a-8(i)(3)**

According to Mattel, the Proposal is "impermissibly vague and indefinite so as to be inherently misleading". The Proposal should be excluded because it is so vague and indefinite as to make impossible for either the Board of Directors or the stockholders at large to comprehend precisely what it would entail. Furthermore the Proposal does not adequately describe the ICTI Code and the ICTI CARE Process and does not inform the stockholders of the very long and detailed list of safety considerations this Code includes.

The Board and the shareholders have known the ICTI Code and the ICTI CARE Process for many years.

For example, in the Mattel's 2009 Global Citizenship Report, Mattel mentions (page 21) : "Over the last eight years, Mattel has been actively engaged in the advancement of the ICTI CARE Process, the toy industry code of ethical manufacturing launched in 2004 and designed to ensure fair and safe working conditions in toy factories. ...Mattel has received the ICTI CARE Seal of Compliance for all of our factories in China, Indonesia, Malaysia and Thailand."
Mattel's website itself describes the ICTI Code and its ICTI CARE Process. How could the Board of Directors not be aware of the ICTI Code and the ICTI CARE Process and not understand the Proposal?

The stockholders, being interested in the toy industry as they invest in it, have read many times about ICTI and its Code. Furthermore, a quick look at Mattel's website is enough to easily comprehend the Proposal. Also, the issue of the ICTI Code and ICTI CARE Process has been raised on various occasions at Annual Meetings, whether in Mattel's response to my 2009 Proposal or in the response to an oral question in 2010. At the 2010 Annual Meeting, I asked the following question: "Last year Mattel discontinued its auditing process put in place in 1997. This process was transparent and independent... maybe too much. In fact the auditors were becoming openly critical of Mattel not implementing its code of conduct. Mattel replaced its own process by the ICTI CARE Process, adopted by the International Council of Toy Industries. This process is not transparent, the results of the audits are not published. In last year's Global Citizenship Report you wrote that you would work towards transparency in the ICTI CARE Process. What have you done up to now to make the ICTI CARE Process transparent and what are the results"?

Another argument raised by Mattel is that the Proposal does not inform the stockholders of "the very long and detailed list of safety considerations and other factors". How could a proposal possibly give all the details of a code long many pages? Such a proposal would overwhelm shareholders with totally unnecessary details, not to mention lengthen the proxy materials in a disproportionate manner.

Stockholders and Directors cannot, in good faith, be considered unable to vote on the Proposal because the ICTI Code and the ICTI CARE Process are insufficiently described.

Finally, according to Mattel, the Proposal should be excluded because the key terms are either unclear or subject to multiple interpretations.

The Proposal requests that the Board of Directors take the necessary steps to require the Mattel's suppliers, whether ICTI CARE certified or in the process of being certified, publish annually an independently verifiable report about compliance with the ICTI Code of Business Practices.

To the Proponent, there is no ambiguity in the request, which does not allow multiple interpretations: all of Mattel's suppliers are requested to submit an annual independently verifiable report. As of now, aside from internal audits, the only audits regarding the suppliers are conducted by auditors chosen by ICTI and in total opacity. From all sides, the ICTI CARE Process has been criticized. It has been criticized by NGOs, by Chinese manufacturers themselves and by the former Mattel's independent auditor. Mattel, in the no-action Letter, does not challenge the criticisms enumerated in the Proposal's supporting statement, which means that it concurs with the Proponent's statements. In other words, the auditing process of the ICTI CARE Process is inadequate. The certifications are inadequate and cannot reassure shareholders. Therefore it is requested to have other reports, independently verifiable reports. The reports should be made public, which could easily be done on Mattel's website.

The fact that "verifiable" instead of verified is requested in the Proposal does not, by any means, imply that the Proposal should be omitted from the Proxy Materials. A similar proposal has been included in the Wal-Mart 2011 Proxy Materials (page 61). The Proposal, submitted by the New York City pension funds, ran as follows: "the shareholders request that the Board of Directors take the necessary steps to require that the Company's suppliers publish annually an independently verifiable sustainability report".

2. Rule 14a-8(i)(7)

Mattel claims that the Proposal may be excluded because it deals with matters relating to a company's ordinary business operations. Even if the Proposal raises a significant policy issue, it should be excluded because the specific actions sought by the Proposal involve day-to-day business matters. Furthermore the Proposal should be excluded because the ICTI Code includes several provisions regarding employee safety, in other words day-to-day business operations.

It is true that the ICTI Code includes provisions regarding safety as well as the number of showers for example – indeed operational management matters. However, the adoption of a Code such as the ICTI Code, which includes the International Labor Office's Fundamental Principles, is not an operational management matter. Accepting the ICTI CARE Process and its certification procedure is not a day-to-day operation.

To accept the omission of any proposal related to a code that, by definition, also entails precise requirements and not only fundamental principles would mean that the shareholders, who are the owners of the company, would be devoid of any rights regarding the implementation of or the compliance to the code. Shareholders would have to accept vague assurances from the management whereas the very survival of the company may be at stake. If it were the case, shareholders would look with envy at the success of the commando tactics of Greenpeace; with their huge banner on Mattel's headquarters and at Picadilly Circus and their video in 18 languages on YouTube, Greenpeace managed to make Mattel give up its relationship with a supplier accused of deforestation.

Mattel also claims that the Proposal should be excluded because it relates to the company's relationship with its suppliers and because the Staff has long viewed decisions relating to a company's relationship with its suppliers as a matter of ordinary business.

The Proponent begs to differ. Relationships with suppliers are of keen interest to shareholders when the actions of these suppliers could endanger the image and prosperity of the company they own. The proposal included in the Wal-Mart 2011 proxy statement is also referring to the company's suppliers, in exactly the same manner as the Proposal. Furthermore, the Proposal also focuses on topics that the Staff views to be fundamental worker- and human-rights issues, such as underage workers and overtime pay, which do not allow the omission of the Proposal.

Therefore, also the Mattel argument relating to suppliers is invalid.

3. Rule 14a-8(i)(12)(ii)

Mattel argues that the Proposal be omitted because it deals with substantially the same subject matter as two previously submitted proposals.

Firstly, the shareholders have never voted on a proposal that dealt with the ICTI Code and the ICTI CARE Process.

Secondly, the two previous proposals dealt with licensees and not with suppliers.

Thirdly, the Proposal differs from the two previous proposals in the sense that it requires reports by the suppliers and not by the Board of Directors. What is expected are not audit reports to compare with the ICTI CARE Process audit reports or Mattel's internal audit reports, but reports by the suppliers themselves. The fact that the reports would also include remarks about working conditions or the safety of toys for example does not mean that the Proposal deals with the same subject matter: such concerns belong inherently to any factory, as are toys the main focus of any toy manufacturer or making profit the goal of any company.

The wide criticisms of the ICTI CARE Process and its certification alone would justify the request of the Proposal. But the Proposal is reinforced by new and mounting consumer concerns. Before Christmas a large number of European NGOS reached to their members and consumers at large while denouncing the blatant weaknesses of the ICTI CARE Process and Certification and the resulting violations of the ICTI Code. Thousands of letters were sent to Mattel and media, whether press, radio or television, relayed the campaign. Major media such as for instance Handelsblatt – the premiere business publication in Germany – and Le Monde – the prominent French daily - widely reported the shocking conditions in which the Mattel toys are manufactured. The ICTI CARE Process in itself is no reassurance at all, only reports by the suppliers themselves, verifiable reports, could, as stated in the 2011 Wal-Mart proposal, "help to drive performance improvements, and enable investors to better understand and assess potential reputational and/or operational risks".

Conclusion

For the reasons set forth above, I believe that Mattel may not omit the Proposal from the 2012 Proxy Materials. Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the Proposal from its Proxy Materials for the 2012 Annual Meeting.

If you need any further information, please do not hesitate to contact me at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Very truly yours

Marie-Claude Hessler - Grisel

Cc : Mr Robert Normile, Executive Vice-President, Chief Legal Officer and Secretary of Mattel, Inc. Via e-mail robert.normile@mattel.com

Cc : Elisabeth A; Ising, lawyer at Gibson, Dunn & Crutcher LLP Via e-mail to shareholderproposals@gibsondunn.com and Eising@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

December 22, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of Marie-Claude Hessler-Grisel
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Mattel, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") received from Marie-Claude Hessler-Grisel (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Whereas the shareholders request that the Board of Directors take the necessary steps to require that Mattel's suppliers, whether ICTI CARE (International Council of Toy Industries Caring, Awareness, Responsibility and Ethics) certified or in the process of being certified, publish annually an independently verifiable report about compliance with the ICTI Code of Business Practices.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite;
- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and
- Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two previously submitted stockholder proposals that were included in the Company's 2008 and 2009 proxy materials, and neither of those proposals received the support necessary for resubmission.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As discussed below, the Proposal's reference to the ICTI CARE Code of Business

Practices (the "ICTI Code")[1] causes the Proposal to be so vague and indefinite as to be misleading and, therefore, excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of stockholder proposals—just like the Proposal—that reference a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the guidelines being recommended. *See, e.g., Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Boeing Corp.* (Feb. 10, 2004) (concurring with the exclusion of an independent-chairman proposal that relied on "the 2003 Council of Institutional Investors definition" of independence).

The Staff in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010) did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal referenced the independent director standard of the New York Stock Exchange. However, although it included this reference, the proposal and supporting statement in *Allegheny Energy* spoke of independence primarily in terms of the chairman not concurrently serving, or previously having served as, the chief executive officer. Thus, the reference to the New York Stock Exchange standard was not a prominent feature of the proposal. *See also Clear Channel Communications Inc.* (avail. Feb. 15, 2006) (declining to concur with the exclusion of the proposal that referenced a definition of independence located on the Council of Institutional Investors' website where that definition was one of multiple components of the proposal).

In contrast to *Allegheny Energy* and *Clear Channel*, the reference to the ICTI Code is a prominent and defining feature in the Proposal. Unlike the proposals in *Allegheny Energy* and *Clear Channel*, the ICTI Code is the sole standard that the Proposal's resolution references, and the Proposal and supporting statement remain focused on the ICTI Code

[1] The ICTI Code is available at http://www.toy-icti.org/info/codeofbusinesspractices.html.

throughout. However, the ICTI Code is not adequately described in the Proposal or its supporting statement. The supporting statement states that the ICTI Code was adopted to "establish[] standards for industry labour practices." It also states that "[t]he ICTI CARE . . . Process is the name given to the toy industry's ethical manufacturing program aimed at ensuring safe and humane workplace environments for toy factory workers worldwide." These very general statements do not inform stockholders of the very long and detailed list of safety considerations and other factors the ICTI Code takes into account. Also, analogous references to independence and the merits of independence in the *Boeing* proposal did not save that proposal from exclusion.

Because the ICTI Code is central to the Proposal, one cannot truly understand the Proposal without an understanding the ICTI Code. Thus, we believe that the Proposal's failure to describe the ICTI Code will render stockholders voting on the proposal unable to determine with any reasonable certainty exactly what actions or measures the proposal requires.

The Staff also has permitted the exclusion of proposals that use key terms that, though not based on external standards, are either unclear, *see Peoples Energy Corp.* (avail. Nov. 23, 2004, *recon. denied* Dec. 10, 2004) (concurring in the exclusion of a proposal that used the undefined term "reckless neglect"), or subject to multiple interpretations, *see Bank Mutual Corp.* (avail. Jan. 11, 2005) (concurring with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the age would be determined when a director attains the age of 72 years). The Proposal is impermissibly vague and indefinite in that it requests that each supplier be required to provide an "independently verifiable report." This requirement is vague in the context of the Proposal. The Company already requires its suppliers to participate in the ICTI CARE Process, and this process already involves an independent audit of each supplier's compliance with the ICTI Code. Although the audits are independent, the auditors' reports are not currently made public (a factory's ICTI CARE Process certification status, which derives from the factory's audit results, is publicly available at http://www.icti-care.org/databases/seal-of-compliance.html). Thus, it is possible that the Proposal's intent is simply to ask that the independently *verified* audit reports be made public. This interpretation of the Proposal would be consistent with the criticism in the Proposal's supporting statement that the ICTI CARE Process "professes to carry out independent audits. However it does not provide any details as to how the audits are carried out so that one might assess the quality and independent character of these audits. Second, the findings of these audits are not publicly disclosed."

However, read literally, because the Proposal uses the word "verifiable" rather than "verified," the Proposal seems to say that suppliers should publish the independent audit reports so that the audit reports themselves can then be verified by yet another independent third party, resulting in a total of two audits for each supplier.

Similar to the stockholder proposals in *Bank Mutual* and *Peoples Energy*, the Proposal's request for an "independently verifiable report" is a key term in the Proposal; indeed, it is the principal request made by the Proposal. Because this key term is unclear and subject to multiple interpretations, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As a result, the Proposal is excludable under Rule 14a-8(i)(3).

For the foregoing reasons, and consistent with the precedent discussed above, we believe the Proposal is so vague and indefinite as to be excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with matters relating to a company's "ordinary business" operations. As discussed below, the ICTI Code targeted by the Proposal encompasses a variety of issues that clearly relate to the Company's ordinary business operations. Accordingly, we believe the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7).

A. Precedent Regarding Exclusion Under Rule 14a-(8)(i)(7).

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder

> oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Thus, when examining whether a proposal may be excluded under Rule 14a-8(i)(7), the first step is to determine whether the proposal raises any significant policy issue. If a proposal does not, then it may be excluded under Rule 14a-8(i)(7). If a proposal does raise a significant policy issue, it is not the end of the analysis. As discussed below, the Staff has concurred with the exclusion of stockholder proposals that raise a significant policy issue when other aspects of the report or action sought in the proposals implicate a company's ordinary business. We believe that most Rule 14a-8(i)(7) determinations considered by the Staff do not revolve around whether the subject matter of a proposal has raised a significant policy issue, but instead depend on whether the specific actions sought by the proposal or some other aspect of the proposal involve day-to-day business matters.

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

B. The Proposal Is Excludable Because It Seeks a Report on the Company's Overall Safety and Workplace Conditions and Policies.

In its 2009 Global Citizenship Report, the Company states that it strives to ensure that its products are manufactured in a responsible and ethical manner. *Available at* http://corporate.mattel.com/about-us/cr-csreport.aspx. To that end, the Company has adopted Global Manufacturing Principles ("GMP"), which represent the Company's ongoing commitment to responsible manufacturing around the world. The Company devotes considerable effort and resources to implementing the GMP, which set out standards for wages and working hours, age requirements, living conditions, workplace safety, emergency planning and environmental stewardship, and auditing its compliance. As discussed below, the Proposal focuses on the ICTI Code, which is a code of ethical practices very similar to the Company's GMP, and is a central and routine aspect of managing the Company's operations. Thus, the Proposal addresses "core matters involving the company's business and operations" that are "fundamental to management's ability to run [the Company] on a day-to-day basis," and, accordingly, constitute ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Proposal is similar to many other stockholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a company's safety initiatives, including routine matters. For example, in *CNF Transportation Inc.* (avail. Jan. 26, 1998), the Staff concurred with the exclusion of a proposal requesting that the board of directors adopt a policy of disclosing safety data in its annual report to stockholders. In granting no-action relief, the Staff noted that the proposal "is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., disclosing safety data and claims history)." *See also Union Pacific Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal that sought disclosure of information relevant to the company's efforts to safeguard the security of its operations arising from terrorist attack and/or other homeland security incidents); *Wal-Mart Stores, Inc.* (avail. Mar. 23, 1998) (concurring with exclusion of a proposal requesting a report on working conditions for employees of manufacturers of company products); *E.I. du Pont de Nemours and Co.* (avail. Nov 27, 1992) (concurring with the exclusion of a proposal as ordinary business because it related to the safety of the company's operations).

The Proposal seeks information on the Company's suppliers' compliance with the ICTI Code. The ICTI Code includes several provisions regarding employee safety. For example, it requires "that toy factories provide a safe working environment for their employees and comply with or exceed all applicable local laws concerning sanitation and risk protection." It also includes provisions that address lighting and ventilation, availability of medical assistance, emergency exits, availability of protective safety equipment, and safeguards on machinery. These and other measures that the Company and its suppliers take to ensure a safe working environment are important, but they are ordinary and day-to-day aspects of the Company's and its suppliers' operations. Therefore, consistent with the precedent cited above, the proposal is excludable because it relates to the Company's ordinary business operations.

C. The Proposal Is Excludable Because It Relates To the Company's Relationships With Its Suppliers.

As noted above, the Commission in Exchange Act Release No. 40018 included "the retention of suppliers" in a list of examples of "tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Similarly, the Staff has long viewed decisions relating to a company's relationship with its suppliers as a matter of ordinary business. *See, e.g., Duke Energy Corp.* (avail. Jan. 24, 2011) (concurring with the exclusion of a proposal to strive to purchase a very high percentage of "Made in USA" goods and services and noting that "the proposal relates to decisions relating to supplier relationships"); *Southwest Airlines Co.* (avail. Mar. 19, 2009) (concurring in the exclusion of a proposal regarding aircraft maintenance facilities on the basis that it related to "decisions relating to vendor relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal to, in part, "stop favoring one bottler over the other" as relating, in part, to "decisions relating to vendor relationships").

The Company develops and maintains relationships with numerous suppliers all over the world. Determining how best to manage those relationships and which factors should be considered in maintaining them is one of management's most fundamental responsibilities and is not something that can, "as a practical matter, be subject to direct shareholder oversight." The Company already requires its suppliers to participate in the ICTI CARE Process, and this process involves compliance with the ICTI Code and also an independent audit of such compliance. Thus, by seeking to require suppliers to publicly report on their compliance with the ICTI Code, the Proposal delves into the terms of the Company's relationships with its suppliers in a very real way, as it takes a term that the Company already imposes upon its suppliers—adherence to the ICTI CARE Process—and augments it with a reporting requirement. In this sense, the Proposal seeks to manage not only the terms of the Company's relationships with its suppliers, but also the specific manner or rigor with which the Company chooses to administer these terms.

Because the Proposal dictates the terms of, and intervenes in the management of, the Company's relationships with its suppliers, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7).

D. The Proposal Does Not Focus On a Significant Policy Issue.

The ICTI Code contains provisions on a number of topics, many of which address day-to-day workplace conditions rather than significant policy issues, such as sick and maternity benefits, a "safe working environment," proper lighting and ventilation, emergency exits, and safeguards on machinery.

The Proposal is very different from past proposals that the Staff has viewed not to be excludable. For example, in *McDonald's Corp.* (avail. Mar. 22, 2007), the Staff did not concur in the exclusion of a proposal that urged the adoption of a code of conduct that would include certain International Labour Organization principles. However, the principles identified in the proposal focused on topics that the Staff views to be fundamental worker- and human-rights issues, such as forced labor, overtime pay, and collective bargaining. This is in contrast to the proposal in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), which requested a report on a number of items relating to the practices of the company's suppliers. The Staff concurred in the exclusion of that proposal, stating that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations." Like the *Wal-Mart* proposal, the Proposal seeks a report that would cover certain topics that are matters of ordinary business, including the matters described in the preceding paragraph.

The Staff's recent decision of *PetSmart, Inc.* (avail. Mar. 24, 2011) is also persuasive. The *PetSmart* proposal requested that the board require its suppliers to certify they had not violated certain acts or laws relating to animal cruelty. The Staff granted no-action relief and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" Just like the laws covered by the *PetSmart* proposal, the ICTI Code has a broad scope that covers several topics that relate to the Company's ordinary business operations and are not significant policy issues. Thus, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As Two Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(ii), a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

In *Mattel, Inc.* (avail. Jan. 14, 2010), the Staff granted no-action relief in a fact pattern that is very similar to this no-action request. On the other hand, the Staff denied relief in *Mattel, Inc.* (avail. Mar. 24, 2008). For the reasons discussed below, we submit that the applicable precedent to follow is the 2010 precedent.

A. Overview of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the stockholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the stockholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

In addition, the Staff has concurred in the exclusion of proposals despite the proposals differing in scope from the prior proposals to which they have been compared under Rule 14a-8(i)(12). *See Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals with Substantially the Same Subject Matter as at Least Two Proposals That Were Previously Included in the Company's Proxy Materials Within the Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials at least two stockholder proposals from the Proponent requesting annual reporting on working conditions in facilities where Company products (or components of Company products) are manufactured:

- The Company included a stockholder proposal submitted by the Proponent in its 2008 proxy materials, filed on April 24, 2008 (the "2008 Proposal," attached as Exhibit B), that requested that the Board "report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured."

- The Company included a stockholder proposal submitted by the Proponent in its 2009 proxy materials, filed on March 30, 2009 (the "2009 Proposal," attached as Exhibit C), that was nearly identical to the 2008 proposal, but requested that the Board "report yearly on the toys manufactured by licensees and sold under Mattel brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured."

The Proposal concerns substantially the same subject matter as the 2008 Proposal and the 2009 Proposal (collectively, the "Previous Proposals"): disclosure and transparency with regard to the Company's labor policies, specifically annual reporting on working conditions at facilities run by the Company and third-party manufacturers. The fact that the resolution in the Proposal refers to "compliance with the ICTI Code of Business Practices" and not explicitly to "working conditions" does not preclude this conclusion. As a review of the ICTI Code reveals, the ICTI Code has a heavy emphasis on working conditions. It addresses such topics as sick and maternity benefits, safety in the work place, lighting and ventilation, safeguards on machinery and maintenance of toilet facilities.

The Proposal deals with substantially the same subject matter as the Previous Proposals. The resolutions in the Previous Proposals requested annual reports and stated that "[s]hareholders need to be reassured . . . about the working conditions in which [Mattel-branded products] are manufactured." The supporting statements also emphasized the allegedly poor working conditions at the factories. The fact that the Previous Proposals also requested that other topics be addressed in the requested reports should not preclude relief. As illustrated by the *Dow Jones* and *General Motors* precedent cited above, differences in scope do not prevent proposals from sharing substantially the same subject matter.

We acknowledge that the Staff denied no-action relief under Rule 14a-8(i)(12) in *Mattel, Inc.* (avail. Mar. 24, 2008). Although the Staff did not explain the reasoning for its decision, the decision might have been based on the Company's suggestion in its arguments that the first sentence of the 2008 proposal should be excluded under Rule 14a-8(i)(7) and only the second sentence should be excluded under Rule 14a-8(i)(12). We understand the Staff does not analyze stockholder proposals in such a piecemeal fashion, and we are not making such an argument here.

The Staff has, on repeated occasions, permitted the exclusion under Rule 14a-8(i)(12) of stockholder proposals that requested reports on related topics even though the specific information to be covered by each report varied. Notably, in *Bank of America Corp.* (avail. Dec. 22, 2008), the Staff concurred in excluding a stockholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different detail to be covered by the requested report. In *Bank of America*, the 2005 and 2006 proposals requested an annual report detailing the date and amount of the company's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were not identical in subject or frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12). Similarly, in *Procter & Gamble Co.* (avail. July 31, 2009), the Staff concurred with the exclusion of a proposal requesting a report on the feasibility of ending laboratory testing on animals because it related to substantially the same subject matter as a prior proposal requesting a report on compliance with the company's animal testing policy.

Notably, each of the Proposal and the Previous Proposals relates to common concerns regarding reporting on working conditions at facilities that manufacture Company products (or components of Company products). More specifically, each of the Proposal and the Previous Proposals calls for disclosure of information related to the working conditions at facilities at which the Company's products are manufactured. While the Proposal references the ICTI Code and seeks disclosure by individual suppliers instead of the Board, the purpose is still to obtain public disclosure regarding working conditions at the factories that manufacture Company products. The same holds true for the Previous Proposals. Like in *Bank of America,* while the specific wording varies between the Proposal and the Previous Proposals, the substantive concerns are the same.

C. The Proposal Included in the Company's 2009 Proxy Materials Did Not Receive the Stockholder Support Necessary to Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in Exhibit D, the 2009 Proposal received 5.67% of the vote at the Company's 2009 Annual Meeting of Stockholders.[2] Thus, the 2009 Proposal failed to meet the required 6% threshold at the 2009 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(ii). This outcome is similar to *Kroger Co.* (Mar. 31, 2010), in which the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(12)(ii) when the most recent proposal sharing substantially the same subject matter had received 5.96% of the vote.

For the foregoing reasons, the Company may exclude the Proposal under Rule 14a-8(i)(12)(ii).

---

[2] The 2009 Proposal received 246,905,456 "against" votes and 14,839,631 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Robert Normile, the Company's Executive Vice President, Chief Legal Officer and Secretary, at (310) 252-3615.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Robert Normile, Mattel, Inc.
Marie-Claude Hessler-Grisel

101196510.11

GIBSON DUNN

EXHIBIT A

Marie-Claude Hessler-Grisel
Juriste

*** FISMA & OMB Memorandum M-07-16 ***

To the attention of
Mr Secretary of Mattel, Inc.
Mail Stop M1-1516
333 Continental Boulevard
El Segundo California 90245-5012

Paris, November 29 2011

Mr Secretary,

Please find enclosed the proposal I intend to submit to the next Annual Meeting.

I am an individual registered shareholder owning 250 shares.

I hereby confirm that I intend to continue to hold the securities through the date of the meeting of the shareholders.

Very sincerely.

Marie Claude Hessler

Tel: *** FISMA & OMB Memorandum M-07-16 ***

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

Shareholder Proposal

Whereas the shareholders request that the Board of Directors take the necessary steps to require that Mattel's suppliers, whether ICTI CARE (International Council of Toy Industries Caring, Awareness, Responsibility and Ethics) certified or in the process of being certified, publish annually an independently verifiable report about compliance with the ICTI Code of Business Practices.

Supporting statement

Mattel is a member of the International Council of Toy Industries, has joined the ICTI CARE program and claims that all its suppliers are ICTI certified or in the process of being certified.

The first ICTI Code of Business Practices was adopted in 1995, establishing standards for industry labour practices.

In 2002. ICTI unanimously agreed to launch a worldwide auditing process to implement the ICTI Code of Business Practices in accordance with the guidance document and audit protocol approved by the 18 country-members. The aim was to create one efficient and coherent audit system for factories that would have the endorsement of the world's retailers and ensure uniformity of auditing and total transparency. Since China produced approximately 75 percent of the world's toys. it was expected that the immediate effect would be an improvement in standards and in working conditions in factories there. The ICTI CARE (Caring. Awareness, Responsibility, Ethics) Process is the name given to the toy industry's ethical manufacturing program aimed at ensuring safe and humane workplace environments for toy factory workers worldwide.

While the initial focus of ICTI CARE's efforts is on China, Hong Kong and Macao, the program will be expanded, over time, to additional countries.

From the very beginning, NGOs have criticized the ICTI Care Process because of its lack of transparency and the fact that representatives of workers were not involved in its elaboration.

NGOs are not the only critics.

Professor Prakash Sethi, who for more than ten years was Mattel's independent auditor, wrote in the Journal of Business Ethics (2011) 99:483-517) : "Mattel joined the toy industry's ICTI CARE program. This program professes to carry out independent audits. However it does not provide any details as to how the audits are carried out so that one might assess the quality and independent character of these audits. Second, the findings of these audits are not publicly disclosed."

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

Shareholder Proposal

In April 2011, over 800 Chinese toymakers accused the reviewers of the audit firms of the ICTI CARE Process of seeking bribes. "The CARE Process of ICTI has become a tool for obtaining personal gain for its reviewers" (Globaltimes.cn April 10, 2011).

The criticisms have been reinforced by very recent events and reports in three Mattel's suppliers' plants in China, all of them ICTI CARE certified.

In the Sturdy Product Taiqiang factory, an undercover investigation carried out with the help of the Hong Kong NGO SACOM (Students and Scholars Against Corporate Misbehavior) in June and July 2011 revealed underage workers during the summer, excessive overtime, concerns about

chemicals and poor ventilation, workers paid to give the "right" answers when audited. A worker of that factory committed suicide last June, reportedly after being repeatedly shouted at by bosses.

A report of November 16, 2011 by China Labor Watch shows numerous violations, such as excessive working days without a day off, excessive heat, concerns about chemicals, at two other suppliers' plants, namely Jida Toy and Dongguan Grand Plastic Cement Products.

Even if the ICTI Code of Business Practices is not perfect, proven and transparent compliance with it at Mattel's suppliers' plants will go a long way to avoid strikes, negative media coverage and loud complaints from consumers, such as the recent letter writing campaign by thousands of Europeans who are no longer willing to put up with shocking working conditions.

GIBSON DUNN

EXHIBIT B

Mattel, Inc.

NOTICE OF ANNUAL MEETING
and
PROXY STATEMENT

Annual Meeting of Stockholders

The Sheraton Gateway Hotel Los Angeles Airport
6101 West Century Boulevard
Los Angeles, California 90045

May 29, 2008

PROPOSAL 3
STOCKHOLDER PROPOSAL REGARDING
CERTAIN REPORTS BY THE BOARD OF DIRECTORS

Marie-Claude Hessler-Grisel, whose address is FISMA & OMB Memorandum M-07-16 has requested that the following proposal be included in this Proxy Statement and has indicated that she intends to bring such proposal before the 2008 Annual Meeting of Stockholders. Ms. Hessler-Grisel has continuously held shares of Mattel's common stock having an aggregate market value of over $2,000 for more than one year before submitting her proposal and has advised Mattel that she intends to continue to hold such shares through the date of the 2008 Annual Meeting. Ms. Hessler-Grisel's proposal and her related supporting statement are followed by a recommendation from the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

The stockholder's proposal follows:

Whereas the shareholders request the Board of Directors to report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured.

Supporting statement

According to Mattel 2007 Global Reporting Initiative report, Mattel also licenses its brands and trademarks to approximately 1000 licensees companies for the production of specialised consumer products such as apparel, software, durable goods and other children's products. The licensees independently manufacture these products in approximately 3000 contract factories around the world.

Shareholders cannot but be concerned by the above figures and by the potential risks they represent as manifested by the following cases.

In 2005, in a Mexican plant belonging to an American licensee, a case of an underage worker triggered worldwide media coverage, a demonstration in front of a "Target" in New York and the filing of a public communication with the Office of Trade Agreement Implementation by the trade union Frente de Trabajatores Vanguardia Obrera, with the support of the Washington Office on Latin America.

In 2006, Mattel recalled an American Girl jewelry with unacceptable high levels of lead. As stated by Mattel's Chairman and Chief Executive Officer at the 2007 annual meeting, the jewelry was manufactured by a licensee. The jewelry was rated one of the worst products of the year by BusinessWeek.

In November 2007, the National Labor Committee published a report about the working conditions at a Chinese facility producing for Mattel such articles as Barbie electric guitars and keyboards, Barbie cassette players or Barbie "Hug N' Heal" Pet doctor sets for instance. Its conclusions are devastating: working time of over 80 hours a week, weeks on end without a rest day, overcrowded and overheated facility, renewed temporary contracts, workers cheated on overtime pay, primitive dormitories. Mattel claims that the facility is operated by one of its licensees.

Shareholders have greatly suffered from the numerous recalls of the past few months. Their faith in Mattel is shaken. The number of the licensees and their contract factories represents an obvious risk. Only yearly serious reports about the licensees will convince the shareholders to keep their faith in Mattel.

GIBSON DUNN

EXHIBIT C

Mattel, Inc.

NOTICE OF ANNUAL MEETING
and
PROXY STATEMENT

Annual Meeting of Stockholders

The Sheraton Gateway Hotel Los Angeles Airport
6101 West Century Boulevard
Los Angeles, California 90045

May 13, 2009

PROPOSAL 3
STOCKHOLDER PROPOSAL REGARDING
CERTAIN REPORTS BY THE BOARD OF DIRECTORS

Marie-Claude Hessler-Grisel, whose address is *** FISMA & OMB Memorandum M-07-16 *** has requested that the following proposal be included in this Proxy Statement and has indicated that she intends to bring such proposal before the 2009 Annual Meeting of Stockholders. Ms. Hessler-Grisel has continuously held shares of Mattel's common stock having an aggregate market value of over $2,000 for more than one year before submitting her proposal and has advised Mattel that she intends to continue to hold such shares through the date of the 2009 Annual Meeting. Ms. Hessler-Grisel's proposal and her related supporting statement are followed by a recommendation from the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

The stockholder's proposal follows:

Whereas the shareholders request the Board of Directors to report yearly on the toys manufactured by licensees and sold under Mattel brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured.

Supporting statement

According to Mattel 2007 Global Reporting Initiative report, Mattel also licenses its brands and trademarks to approximately 1000 licensees companies for the production of specialized consumer products such as apparel, software, durable goods and other children's products. The licensees independently manufacture these products in approximately 3000 contracts factories around the world.

Shareholders cannot but be concerned by the above figures and by the potential risks they represent.

In 2008, no new data were available that would reassure shareholders. On the contrary, audit reports reveal blatant violations of Mattel's code of conduct not only in subcontractors' facilities but also in Mattel's own facilities. To shareholders this is very disquieting news, because it shows that Mattel's management is not seriously controlling the facilities and not seriously trying to implement the code of conduct. Since the links between licensees and Mattel are even looser, shareholders have every reason to fear major problems regarding safety, quality or working conditions.

The numerous recalls of 2007 have battered the share value of Mattel. More than that they have battered Mattel's reputation. Despite the damage control, Mattel's recall of lead-tainted toys remains the reference for tainted products. All over the world, in every media, no information about tainted products, whether milk, toothpaste or food, as far from the toy industry as it may be, appears without a reference to Mattel's recalls. Time and again, people are reminded of Mattel's lead-tainted problems. In the US as well as Europe, legislation has been modified due to Mattel's recalls. The new legislation with its more stringent standards will increase production cost hereby making the improvement of working conditions even more improbable.

Shareholders' faith in Mattel has been shaken by the recalls of 2007. They fear further problems due to the number of the licensees and their contract factories which represent an obvious risk. Only yearly serious reports about the licensees will help shareholders restore their faith in Mattel.

GIBSON DUNN

EXHIBIT D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-05647

MATTEL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-1567322**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

333 Continental Blvd.
El Segundo, CA 90245-5012
(Address of principal executive offices)

(310) 252-2000
(Registrant's telephone number)

(Former name, former address and former fiscal year, if changed since last report)
NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Number of shares outstanding of registrant's common stock, $1.00 par value, as of July 27, 2009:

359,967,954 shares

Item 1A. Risk Factors.

There have been no material changes to the risk factors disclosed under Part I, Item 1A. "Risk Factors" in Mattel's 2008 Annual Report on Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Recent Sales of Unregistered Securities

During the second quarter of 2009, Mattel did not sell any unregistered securities.

Issuer Purchases of Equity Securities

This table provides certain information with respect to Mattel's purchases of its common stock during the second quarter of 2009:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1—30				
Repurchase program (1)	—	$ —	—	$ 410,324,916
Employee transactions (2)	5,016	12.05	N/A	N/A
May 1—31				
Repurchase program (1)	—	—	—	410,324,916
Employee transactions (2)	306	15.32	N/A	N/A
June 1—30				
Repurchase program (1)	—	—	—	410,324,916
Employee transactions (2)	50	16.11	N/A	N/A
Total				
Repurchase program (1)	—	$ —	—	410,324,916
Employee transactions (2)	5,372	12.27	N/A	N/A

(1) During the second quarter of 2009, Mattel did not repurchase any shares of its common stock in the open market. Repurchases will take place from time to time, depending on market conditions. Mattel's share repurchase program has no expiration date.

(2) Includes the sale of restricted shares for employee tax withholding obligations that occur upon vesting.

N/A Not applicable.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders of Mattel was held on May 13, 2009. Proxies for the meeting were solicited pursuant to Regulation 14A of the Securities Exchange Act of 1934, and there was no solicitation in opposition to that of management.

All of the nominees for director listed in Proposal 1 in the proxy statement were elected by a majority of the votes cast, as follows:

Name of Nominee	Votes Cast "FOR"	Votes Cast "AGAINST"	Abstentions	Broker Non-Votes
Michael J. Dolan	321,707,812	1,852,957	181,571	—
Robert A. Eckert	315,462,973	6,566,683	1,712,684	—
Dr. Frances D. Fergusson	321,610,906	1,953,581	177,853	—
Tully M. Friedman	313,892,873	9,671,475	177,992	—
Dominic Ng	315,060,589	8,512,119	169,632	—
Vasant M. Prabhu	321,639,630	1,923,474	179,236	—
Dr. Andrea L. Rich	315,029,085	8,547,787	165,468	—
Ronald L. Sargent	320,241,473	3,318,845	182,022	—
Dean A. Scarborough	321,649,625	1,917,443	175,272	—
Christopher A. Sinclair	317,578,204	5,989,905	174,231	—
G. Craig Sullivan	283,311,048	40,258,982	172,310	—
Kathy Brittain White	315,112,357	8,460,066	169,917	—

Proposal 2, a proposal to ratify the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2009, was approved by the following vote:

Votes Cast "FOR"	Votes Cast "AGAINST"	Abstentions	Broker Non-Votes
316,600,849	6,956,575	184,916	—

Proposal 3, a stockholder proposal regarding certain reports by the Board of Directors, was defeated by the following vote:

Votes Cast "FOR"	Votes Cast "AGAINST"	Abstentions	Broker Non-Votes
14,839,631	246,905,456	40,318,068	21,679,185

Proposal 4, a stockholder proposal regarding special share-owner meetings, was approved by the following vote:

Votes Cast "FOR"	Votes Cast "AGAINST"	Abstentions	Broker Non-Votes
196,607,797	105,164,610	290,748	21,679,185

Shares that abstain from voting on a proposal and broker non-votes are not counted as votes cast on that proposal, and thus have no effect as to whether the proposal is approved.

Item 5. Other Information.

None.